FOR IMMEDIATE RELEASE	TSX:SLW
May 21, 2015	NYSE:SLW

SILVER WHEATON ANNOUNCES ELECTION OF DIRECTORS
AND APPROVAL OF APPROACH TO EXECUTIVE COMPENSATION

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) announces that the nominees listed in the management proxy circular for the 2015 Annual and Special Meeting of Shareholders were elected as directors of Silver Wheaton. Detailed results of the vote for directors of the Company held at the Annual and Special Meeting of Shareholders earlier today are shown below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Lawrence I. Bell	193,993,989	98.38%	3,197,650	1.62%
George L. Brack	189,636,059	96.17%	7,555,580	3.83%
John A. Brough	193,926,361	98.34%	3,265,278	1.66%
R. Peter Gillin	195,642,639	99.21%	1,549,000	0.79%
Chantal Gosselin	196,225,023	99.51%	966,616	0.49%
Douglas M. Holtby	193,203,582	97.98%	3,988,057	2.02%
Eduardo Luna	165,051,720	83.70%	32,139,919	16.30%
Wade D. Nesmith	195,491,609	99.14%	1,700,030	0.86%
Randy V.J. Smallwood	195,209,485	98.99%	1,982,154	1.01%

In addition, the following special matter was approved by shareholders at the 2015 Annual and Special Meeting of Shareholders:

•	the non-binding advisory resolution accepting the Company’s approach to executive compensation was carried with 94.98% of the votes cast in favour of such resolution.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com